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                                                                      EXHIBIT 15


                             Distribution Agreement
                         between The Coventry Group and
                     BISYS Fund Services Limited Partnership
                                October 23, 1998


                    DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

        This Plan (the "Plan") constitutes the distribution and shareholder service plan of The Coventry Group, a Massachusetts business trust (the "Trust"), adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"). The Plan relates to those investment portfolios ("Funds") identified on Schedule B to the Trust's Distribution Agreement dated as of October 19, 1998, and as amended from time to time (the "Distribution Plan Funds").

        Section 1. Each Distribution Plan Fund shall pay to BISYS Fund Services Limited Partnership, the distributor (the "Distributor") of the Funds' shares of beneficial interest (the "Shares") a fee in an amount not to exceed on an annual basis .25% of the average daily net asset value of such Fund (the "12b-1 Fee") for: (i) (a) efforts of the Distributor expended in respect of or in furtherance of sales of Shares, and (b) to enable the Distributor to make payments to banks and other institutions and broker/dealers (a "Participating organization") for distribution assistance pursuant to an agreement with the Participating organization; (ii) reimbursement of expenses (a) incurred by the Distributor, and (b) incurred by a Participating organization pursuant to an agreement in connection with distribution assistance including, but not limited to, the reimbursement of expenses relating to printing and distributing prospectuses to persons other than Shareholders of such Distribution Plan Fund, printing and distributing advertising and sales literature and reports to Shareholders for use in connection with the sales of Shares, processing purchase, exchange and redemption request from customers and placing orders with the Distributor or the Distribution Plan Fund's transfer agent, and personnel and communication equipment used in servicing Shareholder accounts and prospective shareholder inquiries; (iii) (a) efforts of the Distributor expended in servicing shareholders holding Shares, and (b) to enable the Distributor to make payments to a Participating organization for shareholder services pursuant to an agreement with the Participating organization; and (iv) reimbursement of expenses (a) incurred by the Distributor, and (b) incurred by a Participating organization pursuant to an agreement in connection with shareholder service including, but not limited to, personal, continuing services to investors in the Shares of such Distribution Plan Fund, and providing office space, equipment, telephone facilities and various personnel including clerical, supervisory and computer, as is necessary or beneficial in connection therewith.

               For purposes of the Plan, a Participating organization may include the Distributor or any of its affiliates or subsidiaries.



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        Section 2. The 12b-1 Fee shall be paid by the Distribution Plan Funds to the Distributor only to compensate or to reimburse the Distributor for payments or expenses incurred pursuant to Section 1.

        Section 3. The Plan shall not take effect with respect to a Distribution Plan Fund until it has been approved by a vote of the initial shareholder of such Fund.

        Section 4. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on the Plan or such agreement.

        Section 5. The Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in
Section 4.

        Section 6. Any person authorized to direct the disposition of monies paid or payable by the Distribution Plan Funds pursuant to the Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

        Section 7. The Plan may be terminated at any time as to a Distribution Plan Fund by vote of a majority of the Independent Trustees, or by vote of a majority of a Distribution Plan Fund's outstanding voting securities.

        Section 8. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide:

                (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Distribution Plan Fund, on not more than 60 days' written notice to any other party to the agreement; and

                 (b) That such agreement shall terminate automatically in the event of its assignment.

        Section 9. The Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to the Plan shall be approved in the manner provided for approval of the Plan in
Section 4.

        Section 10. As used in the Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms



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"assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.










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